Exhibit 100.6

NICE Actimize Joins Financial Conduct Authority’s TechSprint,
Highlighting Innovation in Anti-Money Laundering and Financial Crime

The targeted series of activities demonstrate how advanced analytics and automation technologies support more effective AML programs

HOBOKEN, NJ – July 24, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management, is joining the Financial Conduct Authority (FCA) Global Anti-Money Laundering and Financial Crime TechSprint, featuring a packed schedule of technology presentations designed to showcase innovations such as advanced analytics and automation which serve as a catalyst for change in the fight against money laundering and financial crime. The FCA is the conduct regulator for 58,000 financial services firms and financial markets in the UK and the prudential regulator for over 18,000 of those firms.

To be conducted from July 29 to August 2, the FCA Global Anti-Money Laundering and Financial Crime TechSprint features industry technologists and subject matter experts from the financial crime and anti-money laundering industry who gather to collaborate to address specified problems and use cases through dialogue and building prototype technology solutions. The FCA is focused on anti-money laundering and financial crime issues because It is estimated that at least $1.6 trillion is laundered through the global financial system each year, while only 1% of global illicit financial flows are being seized and frozen.

Over the five days, it is expected that participants from about 60 firms spanning 10 countries – together with regulators and law enforcement agencies from the United States, Europe, Middle East and Asia Pacific – will gather at the event to be held at the FCA’s offices at 12 Endeavor Square, London.

The event activities in which NICE Actimize will participate include:

•
TechTalk and Demo Day – Designated as August 2, NICE Actimize’s Achi Hackmon, Chief Technology Officer, will represent the firm at this exclusive day set aside for decision makers from the industry and regulators. Nearly 40 regulators are expected to join this segment of the event.

•
TechFair Show – TechFair is the event’s showcase of prototypes. Four companies, including NICE Actimize, have been selected to participate in proof-of-concept presentations. NICE Actimize is expected to be joined by Complidata, an X-Sight Marketplace partner, to showcase a Trade-based Money Laundering (TBML) solution.

•
TechSprint – NICE Actimize will participate in a "hacker" spot on a team. NICE Actimize’s representative “hacker” will be Simon Robins, Senior Data Scientist, who will be working on a use-case to identify new network topologies in real-time using SARs and other unstructured data sources.

Craig Costigan. CEO, NICE Actimize
"As financial services organizations adopt new technologies to streamline their AML/KYC compliance programs, we look forward to sharing our experiences and insights in automation and anti-money laundering applications with global regulators and the anti-money laundering community. Our commitment to innovation in anti-money laundering continues as we introduce exciting new technologies in automation and machine learning to our portfolio, and we welcome this opportunity to network within the collaborative environment of the FCA’s TechSprint proceedings.”

For additional information:
•	For NICE Actimize Anti-Money Laundering solutions, please click here.
•	For the NICE Actimize X-Sight Financial Crime Risk Management Platform-As-A-Service, please click here.
•	For on-demand anti-money laundering and financial crime webinars, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumer and investor assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.